ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2010

This annual information form (“AIF”) is as of March 29, 2011

ITEM 1. TABLE OF CONTENTS

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ITEM 2.     PRELIMINARY NOTES

Unless otherwise noted, Northern Dynasty Minerals Ltd. is solely responsible for the content of the disclosure set out herein.

This AIF will be incorporated into a filing with the United States Securities Exchange Commission under form 40F. It includes certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the “Risk Factors” section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

The AIF incorporates by reference a technical report prepared pursuant to NI 43-101 dated February 17, 2011, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website at www.sedar.com.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The rate of exchange on December 31, 2010, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S. dollar”), was 1.0054.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of one Canadian dollar into U.S. dollars.

		Year Ended December 31
	2010	2009	2008
Rate at end of year	1.0054	0.9515	0.8210

Average rate for year	0.9708	0.8760	0.9371

High for year	1.0054	0.9716	1.0289

Low for year	0.9278	0.7692	0.7711

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For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

CuEQ	Copper Equivalent

HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity; IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

National Instrument NI 43-101	The Canadian securities rule which establishes disclosure standards for mineral projects by Canadian resource companies.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Z-Axis Tipper Electromagnetic Technique (ZTEM) airborne survey

A geophysical survey deployed from a helicopter or small aircraft that measures vertical electromagnetic fields in the Earth caused by conductivity contrasts, and can map structures at greater depth than ground based systems. ZTEM will detect conductive zones (zones of alteration with mineralization) around more resistive intrusive rocks.

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Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria developed by the Canadian Institute of Mining (" CIM" ) 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely " resources" (potential for economic viability) and ore " reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth' s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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ITEM 3.     CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor law to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.”. On November 30, 1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but still in good standing with all securities commissions from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to October 30, 2007 when it began trading on the Toronto Stock Exchange (“TSX”). In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE Amex.

The head office of Northern Dynasty is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through an Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership”), in which the Company owns a 50% interest through an Alaskan general partnership, the Northern Dynasty Partnership. The business address of the Northern Dynasty Partnership is Suite 604, 3201 C Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries and consolidated interests, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

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ITEM 4.     GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project, a copper-gold-molybdenum mineral project. The Pebble Project is located in Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2010, approximately $521 million in exploration expenditures have been made on the Pebble Project. Of this amount, approximately $340 million (US$320 million) in funding has been provided to the Pebble Partnership by an affiliate of Anglo American plc (“Anglo American”) and expended from 2007 to 2010. Prior to the formation of the Pebble Partnership in 2007, Northern Dynasty had spent approximately $188 million on exploration activities and a further $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had annual interest revenue as a consequence of investing surplus funds.

Significant Acquisitions, Dispositions and Group Reorganization

Interest in the Pebble Limited Partnership and Pebble Property

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Limited Partnership (“Pebble Partnership”), so that an indirect wholly-owned subsidiary of Anglo American could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaskan subsidiaries which hold registered title to the Pebble mining claims. To maintain its 50% interest in the Pebble Partnership, Anglo American will be required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion to US$1.5 billion.

The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

The Pebble Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party (redacted versions of the Pebble Partnership documents are available for download at the Company’s profile at www.sedar.com). After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the Pebble Partnership operations going forward.

The Pebble property consists of the Pebble deposit and 329.8 square miles of associated resource lands.

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Option and Purchase of Interests in Other Properties in the vicinity of Pebble Property

Pebble Partnership Option to earn interests in Full Metal Minerals Properties

On September 10, 2010, the Pebble Partnership entered into a letter agreement, (the "FMM Agreement") with Full Metal Minerals Corp. and its subsidiary Full Metal Minerals (USA) Inc. (together, "FMM"), which is subject to due diligence by the Pebble Partnership. In the event that any issues uncovered by the Pebble Partnership during its due diligence review are satisfactorily resolved and the FMM Agreement becomes binding, the Pebble Partnership can earn a 60% interest in FMM' s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMM over a period ending on December 31, 2013. The venture between FMM and the Pebble Partnership will be in the form of a limited liability company ("LLC") operated by the Pebble Partnership.

For the duration of the earn-in period and the term of the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre, provided that the Purchased Claims are declared or agreed to be outside of the current scope of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

The FMM Properties total 542 claims covering approximately 135 square miles and located west and northwest of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

Northern Dynasty Purchase and Option Agreement on Liberty Star Properties

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims, the "Purchased Claims", to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum calculated monthly (the "Loan"). The Loan is repayable in cash or convertible into Liberty Star shares, after Northern Dynasty has spent at least US$1 million earning into the joint venture.

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty can earn a 60% interest in Liberty Star' s remaining Big Chunk and Bonanza Hills projects in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty' s discretion.

The Pebble Partnership had the right for a limited period to acquire the Purchased Claims but has declined to exercise that right.

The total area of the properties is 186.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles); 184 Big Chunk North claims (46 square miles); and 56 Bonanza Hills claims (14 square miles). All are located in the vicinity of the Pebble property.

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ITEM 5.     DESCRIPTION OF BUSINESS

The Pebble Project

The Pebble Project is Subject to Alaska Laws

The Pebble Partnership is required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Historical Acquisition Agreements (2001-2006)

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc. (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Cominco American Incorporated (“Teck Cominco”, now part of Teck Resources Ltd”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum mining claims in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI was a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire HDGI’s remaining 20% contractual interests in these option agreements in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in respect to the Pebble property. The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600.

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Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004, an additional 200,000 shares were issued to Teck Cominco on December 19, 2002. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. The Company completed its commitment by managing the sale of 473,700 NDM Resource Lands shares for proceeds of US$2,039,902 in 2005 and managing the sale of 1,277,028 NDM Resource Lands shares for the balance in 2006. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company' s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI' s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004. As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), followed by a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco' s right until August 24, 2005, to elect to have the proceeds guaranteed.

Teck Cominco elected on July 18, 2005 to require the Company to manage the resale of these shares (" NDM Exploration Lands shares" ) for the guaranteed US$4 million in resale proceeds by August 24, 2006. The Company completed its commitment to Teck Cominco in 2006 through the sale of 654,502 shares for proceeds of approximately US$4 million. The remaining 323,293 unsold NDM Exploration Lands shares were returned to the Company' s treasury.

In total, 345,340 unsold common shares of the Company at a value of $1,772,776 were returned to the treasury of the Company. As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI' s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed on SEDAR at www.sedar.com. The TSX Venture Exchange and the NYSE Amex accepted the acquisition transaction. Upon completion of the acquisition of HDGI, the Company, through two 100% owned Alaska subsidiaries, owned 100% of the Pebble Project (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). From September 30, 2006 the Pebble Project interests were held by a general partnership consisting of HDGI and the Company which partnership held the claims through two Alaskan subsidiary nominee title companies.

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2006 Equity Purchase by Rio Tinto Affiliate

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (" Kennecott" , a subsidiary of Rio Tinto plc) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company' s outstanding share capital. In January 2007, Northern Dynasty was advised by Galahad Gold plc (" Galahad" ), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto' s indirect ownership in Northern Dynasty to approximately 19.79% . Currently, the holding represents approximately 19.15%

Limited Partnership with Anglo American

On July 26, 2007, the Company converted the wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into the Pebble Partnership, so that an indirect wholly-owned subsidiary of Anglo could subscribe for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. The Pebble Partnership's assets include the shares of two Alaska subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Pebble Partnership, Anglo will be required to make staged cash investments into the Pebble Partnership, aggregating US$1.425 billion to US$1.5 billion, as described below. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project.

Anglo' s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a Prefeasibility Report. The Prefeasibility Report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies and provide approved alternatives for a Final Feasibility Study. After approval of a receipt of the approved Prefeasibility Report, Anglo is required, in order to retain its 50% interest in the Pebble Partnership, to elect to commit within 60 days to further expenditures which bring its total investment to US$450 million which amount is to be expended towards producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. The final feasibility study may require more than the cumulative US$450 million of expenditures. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo is required to commit to the remainder of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. If the feasibility study is completed after 2011, Anglo' s overall funding requirement increases from US$1.425 billion to US$1.5 billion. Following completion of the Anglo required expenditures, any further expenditure will be funded by Anglo and Northern Dynasty on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator' s fees payable to either party. Anglo' s cash contributions to the Pebble Partnership from August 1, 2007 to December 31, 2010 amounted to $340 million (US$320 million). Under the Pebble Partnership Agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Pebble Partnership from Anglo' s investment, as these benefits accrue exclusively to Anglo under the Pebble Partnership Agreement and applicable tax regulations.

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Technical Summary

The following disclosure is derived from Company files and from the Preliminary Assessment Technical Report, Pebble Project, Southwest Alaska, dated February 17, 2011 by Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, Scott Cowie, MAusIMM; and Doug Ramsey, P.R. Bio., of Wardrop Engineering Inc., a TetraTech Company (“Wardrop”). The Technical Report is available on the Company’s website and on its profile at www.sedar.com.

Location, Access and Property Description

The Pebble Project is located in southwest Alaska. It is situated approximately 200 mi (320 km) southwest of Anchorage and 19 mi (30 km) northwest of the village of Iliamna.

Location ofthe Pebble Project

Year round access to the Pebble Project is currently achieved via air travel from Anchorage to the village of Iliamna which has two 5,500 ft (1,700 m) paved runways. Travel to Iliamna is by air taxi or charter flights. The airstrip is suitable for Hercules and DC-6 aircraft, as well as small commercial jet aircraft. Current access from Iliamna to the property is by helicopter.

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The Pebble Project is located 65 mi (105 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be barged in during the summer months to Lake Iliamna via the Kvichak River.

Northern Dynasty holds a 50% indirect interest in 2,043 mineral claims (210,840 acres) that comprise the Pebble property. The Pebble Partnership applies for work permits annually for its programs.

Topography and Climate

The climate of the Iliamna area is similar to Anchorage where the mean daily maximum temperature in July is degrees 63 F (17 degrees C) and the mean daily minimum temperature in January is 9 degrees F (minus13 degrees C). Average annual precipitation is 27 inches (689 mm) most of which is rainfall occurring from June to August. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble Project lies within an area described as subarctic tundra. It is characterized by rolling hills and absence of permafrost. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The elevation ranges from 820 ft (250 m) to 2,760 ft (841 m) at Kaskanak Peak. Tundra plant communities (mixtures of shrubs and herbaceous plants) cover the project area. Willow is common only along streams and sparse patches of dense alder are confined to better drained areas where coarse soils have developed. Poorly drained areas support dwarf birch and grasses

History

In the mid 1980' s, Cominco Alaska began reconnaissance exploration in the Pebble region. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations form the Sill prospect (recognized as a precious metal, epithermal occurrence) and the Pebble discovery outcrop (of uncertain affinity). The 1988 exploration program included 24 diamond drill holes at the Sill prospect and soils sampling geological mapping and two diamond drill holes at the Pebble target. The initial Pebble drill holes yielded only modest encouragement. In 1989, an expanded soil sampling program, an induced polarization survey (IP) and nine diamond drill holes were completed at the Pebble target, 15 drill holes at Sill and 3 holes elsewhere on the property. Although limited in scope, the IP survey at Pebble displayed response characteristics of a large porphyry copper system. Subsequent drilling by Cominco Ltd (Teck) intercepted significant internals of porphyry style gold, copper and molybdenum mineralization.

When it came apparent that a significant copper-gold-molybdenum deposit had been discovered, exploration was accelerated. In 1990 and 1991, 25 and 48 diamond drill holes, respectively were completed. In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary economic evaluation was undertaken in 1991 and updated in 1992 on the basis of 14 new diamond drill holes. In 1993, an IP survey and a 4-hole diamond drill program were carried out at a target 6 km to the south of the Pebble deposit. In 1997, Cominco performed an IP survey, geochemical sampling, geological mapping and 20 holes of diamond drilling into and near the Pebble Deposit.

Cominco conducted several resources estimates during the 1990' s, employing block models with kriging or inverse distance weighting. The cutoff grade used was 0.3% CuEQ base on metal process of US$1.00/lb for copper and US$375/oz for gold. The most recent of these was in 2000; the resources totaled 1 billion tons grading 0.30% copper and 0.01 oz/ton gold. Historical estimates should not be relied upon for investment purposes.

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Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (medium to coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and were formed slightly earlier than the batholith. Numerous copper-gold mineral occurrences, including the large Pebble copper-gold-molybdenum deposit and the Thirty-Eight porphyry copper-gold-molybdenum deposit, are related to this diverse group of intrusions (coarse grained igneous rocks).

The Pebble West zone is a calc-alkalic porphyry (hosted by igneous rocks with quartz and potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks in crystalline matrix).

The Pebble East zone, discovered in 2005, occurs in a large mineralized intrusion and adjacent volcaniclastic sedimentary rocks under a cover of younger and unmineralized rocks.

Exploration

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000. This work provided an important geological framework for interpretation of other exploration data and drilling programs. A geological map of the Pebble deposit was also constructed based on drill hole information as there is a general lack of outcrop. The content and interpretation of district and deposit scale maps have not changed materially since 2009.

Induced Polarization (IP) surveys totaling 122 line-km were completed in 1987 and 1997, and an additional 15 line-km were completed in 2001 for Northern Dynasty by Zonge Geosciences (" Zonge" ). This work defined a chargeability anomaly about 91 square km in extent within Cretaceous rocks which surround the Kaskanak batholith on its eastern to southern margins. The broader anomaly was found to contain 11 distinct centres, reflected by stronger chargeability anomalies, many of which were later demonstrated to be coincident with extensive copper, gold and molybdenum soil geochemical anomalies. All known zones of mineralization of Cretaceous age in the Pebble district occur within the broad IP anomaly. Since the second half of 2009, a total of 194 line-km of IP chargeability and resistivity data has been collected by Zonge for the Pebble Partnership on the southern part of the property at a line spacing of about 900 m, with the objective to the extend the area of IP coverage completed prior to 2001.

An 18.7 line-km ground magnetometer survey was completed in 2002 by MPX Geophysics Ltd, to obtain a higher resolution of magnetic patterns than what was available from regional government magnetic maps. The work was focused on the 37 Skarn zone in the southern part of the Pebble property. A helicopter borne magnetic survey, consisting of 2,344 line-km at 200 km line spacing and 2,000 km spaced tie-lines, was flown over the entire property in 2007. An area of 37.4 square km was flow at 100 m spacing. A further 6,452 line-km airborne EM and magnetometer (ZTEM) survey was flow by Geotech Ltd in 2010. A limited magnetotelluric survey was also completed in 2007 by GSY-USA Inc under the supervision of Northern Dynasty. Interpretation was done by Donald Hinks of RTZ. In July 2009, Spectrum Air, an Anglo American affiliated company completed a 3,840 line-km airborne electromagnetic, magnetic and radiometric survey over the Pebble area at regional (1.5 km line spacing) and more detailed (250 m line spacing) scales to provide geophysical constraints for structural and geological interpretation in areas of significant glacial cover.

– 16 –	Annual Information Form

Cominco collected a total of 7,337 soil samples between 1988 and 1995 at Pebble in several surveys. During the period of 2001-2003, Northern Dynasty collected an additional 1.026 soil samples at 30-76 m intervals along lines spaced at 122-129 m. These programs outlined high contrast coincident anomalies in gold, copper, molybdenum and other metals in an area that measures 9 km north-south by up to 4 km east-west, with strong but smaller anomalies in several outlying areas. All anomalies lie within the large IP chargeability anomaly.

Extensive drilling has taken place over 15 separate years. A total of 948,638 ft (289,145 m) has been drilled in 1,158 holes on the property from 1988 to 2010. Of this, 53,636 ft (16,348 m) were drilled in 48 holes on exploration targets and a further 3,375 ft (1,029 m) in 18 cored geotechnical holes for engineering and hydrological purposes were drilled in 2010.

Most has been done by diamond core drills. All collars have been survey by differential GPS or total station measurements. All post-Cominco drill holes have been survey down hole. A total of 940 holes were drilled vertically and 218 are inclined from minus 42 to minus 85 degrees at various azimuths.

Drilling from 1988 to 2010 is summarized in the table below:

– 17 –	Annual Information Form

BY OPERATOR				BY TYPE
Operator	# Holes	Feet	Metres	Purpose	# Holes	Feet	Metres
Cominco [1]	164	75,741.0	23,086	Core 1, [5]	936	929,922.6	283,440
NDM	576	494,778.0	150,808	Percussion[6]	222	18,715.6	5,704
PLP [2]	411	372,669.3	113,590	TOTAL	1,158	948,638.2	289,145
FMM	7	5,450.0	1,661	BY AREA
TOTAL	1,158	948,638.3	289,145
BY YEAR
				Area	# Holes	Feet	Metres
				East	110	435,613.5	132,775
Year	# Holes	Feet	Metres	West	404	316,337.1	96,420
1988 [1]	26	7,601.5	2,317	Main [7]	85	8,568.2	2,612
1989 [1]	27	7,422.0	2,262	NW	157	32,235.4	9,825
1990	25	10,021.0	3,054	North	40	22,630.5	6,898
1991	48	28,129.0	8,574	NE	10	1,097.0	334
1992	14	6,609.0	2,014	South	69	29,129.9	8,879
1993	4	1,263.0	385	25 Zone	8	4,047.0	1,234
1997	20	14,695.5	4,479	37 Zone	7	4,252.0	1,296
2002	68	37,236.8	11,350	38 Zone	20	14,221.5	4,335
2003	67	71,226.6	21,710	52 Zone	5	2,534.0	772
2004	266	165,481.2	50,439	308 Zone	1	879.0	268
2005	114	81,978.5	24,987	Eastern	5	621.5	189
2006 [3]	47	72,621.9	22,135	Southern	155	59,073.4	18,006
2007 [4]	92	167,666.9	51,105	SW	43	6,952.8	2,119
2008 [5]	241	184,726.4	56,305	Sill	39	10,445.5	3,184
2009	33	34,947.6	10,652	TOTAL	1,158	948,638.3	289,145
2010	66	57,011.3	17,377

1. Includes holes drilled on the Sill prospect.
2. Holes started by NDM and finished by PLP are included as PLP.
3. Drill holes counted in the year in which they were completed.
4. Wedged holes are counted as a single hole including full length of all wedges drilled.
5. Includes Full Metal Minerals (FMM) drill holes. Data acquired in 2010.
6. Shallow (<15 ft) augur holes not included.
7. Comprised of holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.

TOTAL	1,158	948,638.3	289,145
BY PURPOSE
Purpose	# Holes	Feet	Metres
Exploration 1, [5]	623	801,908.8	244,422
Geotechnical	245	65,152.1	19,858
Metallurgical	60	56,023.0	17,076
Environmental	230	25,554.4	7,789
TOTAL	1,158	948,638.3	289,145

– 18 –	Annual Information Form

Drill hole locations from 1988 to 2010 are shown in the figure below:

Mineralization

Mineralization within the Pebble deposit is dominated by hypogene (primary) pyrite, chalcopyrite and molybdenite. Bornite is also an important component in some parts of the Pebble East zone. The Pebble West zone has a thin, volumetrically subordinate zone of supergene (enriched) mineralization and a very minor zone of oxide (alteration of primary minerals by reaction with water and air at surface) mineralization. The Pebble East zone contains only hypogene mineralization.

Copper-gold-molybdenum mineralization, as currently known, extends over an east-west elongated area of 2.8 by 1.9 miles (4.9 by 3.3 km) and to a depth of 2,000 feet (610 m) in the Pebble West zone, and to at least 5,000 feet (1,525 m) in the Pebble East zone. Mineralization in the Pebble East zone remains open to the east, north and south. A much larger zone of strong alteration and low-grade mineralization extends north, south and west of the known Pebble deposit.

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

Of the core drilled since 2002, 52% is 2.5 inch HQ, 38% is 1.875 inch NQ and 10% is 3.35 inch PQ diameter. Core recovery is generally very good. As measured in 2004 on a drill run basis, it averages 98% for Cretaceous rocks used in the mineral resource estimated. Almost 70% of Cretaceous rock intervals have recoveries of 100%.

– 19 –	Annual Information Form

Core logging and processing are carried out in a secure compound at the Pebble site office by or under the supervision of site geologists and or engineers. Core processing includes recording of geological parameters; geotechnical data; density measurements approximately every 100 ft (30 m) and photography of each box of core.

All Cretaceous core intervals since 2002 and all Tertiary waste rock intervals drill and recovered since 2004 have been sampled and assayed. Sample of Cretaceous core have been sampled by sawing the core lengthwise and typically average 10 ft (3 m) in length. Tertiary waste rock samples and some Cretaceous samples from metallurgical drill holes have been taken by a 20% off centre saw method. Tertiary samples generally range up to 20 ft (6.1 m) in length. All samples are sent to independent third party laboratory ALS Mineral (formerly Chemex) for preparation and analysis, except in 1997 and 2003 when they were sent Cominco Exploration Research and SGS Minerals laboratories respectively. The core remaining after sampling is archived in a secure compound located near the core logging facility.

As the Pebble Project has progressed, chemical analysis methods, quality assurance and quality control and sample security procedures have also progressed to meet standards of the day. Drill core is boxed and transported daily to the secure compound at the Iliamna airport. It is shipped by air charter to Anchorage and then by commercial air freight to Fairbanks where it is delivered and prepared. After preparation, it is shipped by air freight to the analytical laboratory.

Since 2004 the protocol for preparation has been to dry, weigh and crush the entire sample to 70% <10 mesh (2mm), split either a 1,000 g (Cretaceous) or 250 g (Tertiary) sub-sample and pulverize to 95% <200 mesh (75 microns). Similar sample preparations were employed prior to 2004. Since 2002, copper, molybdenum, silver and several additional elements have been determined by multi-element Induced Coupled Plasma Atomic Emission Spectroscopy/Mass Spectrometry (ICP-AES/MS) after acid digestion. Prior to 2002, Cominco used a combination of single element Aqua Regia digestions Atomic Absorption Spectrometry (AAS) determinations and multi-element ICP-AES. In all cases, fire assay, with AAS or gravimetric finish, has been used for the determination of gold.

Northern Dynasty maintained an effective quality control and quality assurance (QA/QC) system consistent with industry best practice and this has been continued under the Pebble Partnership during 2007-2010. This is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has been subject to independent review by Analytical Laboratory Consultants (2004-2007) and Nicholson Analytical Consultants (2008-2010). The analytical consultants provide ongoing monitoring, including facility inspection, and timely reporting of the performance of standards, blanks and duplicates in the drill hole sampling and analytical program. The results of this program indicate that analytical results are of a high quality suitable for use in detailed modeling and resource evaluation studies.

Standards are inserted into the Cretaceous sample stream at approximately 1 for every 20 samples after sample preparation and as anonymous consecutively number pulps. For Tertiary waste samples coarse blanks were inserted in the field until 2008; now commercial pulp blanks are used. Random duplicates samples are selected and tagged in the field. Some 4,541 duplicate samples were taken since 1989 for inter-laboratory duplicate analysis. From 2004 onward, samples to be duplicated were split by ALS Laboratory in Fairbanks Alaska and sent to Acme Laboratories in Vancouver BC for pulverization and analysis; duplicates from 2004-2010 match well. A total of 1,091 blanks have been inserted since 2004 to test for contamination. The majority of results are below the detection limit. Copper and molybdenum assays are monitored by internal lab and filed inserted standards. Other elements are monitored by parallel analysis by ICP-MS methods.

– 20 –	Annual Information Form

Mineral Resources

The current mineral resource estimate for the Pebble deposit is based on seven years of geological and geostatistical analysis to September 2009. The mineral resources are based on a February 2010 estimate prepared for the Pebble Partnership by David Gaunt, P.Geo., Hunter Dickinson Inc., and audited by Robert Morrison, P.Geo., of Wardrop who is independent of Northern Dynasty and responsible for the estimate in the Preliminary Assessment. Results are tabulated below:

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms, “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cut-off (% CuEQ)	CuEQ (%)	Mt	Cu (%)	Au (g/t)	Mo (ppm)	Cu (Blb)	Au (Moz)	Mo (Blb)	CuEq (Blb)
Measured
0.30	0.65	527	0.33	0.35	178	3.8	5.9	0.21	7.6
0.40	0.66	508	0.34	0.36	180	3.8	5.9	0.20	7.4
0.60	0.77	277	0.40	0.42	203	2.4	3.7	0.12	4.7
1.00	1.16	27	0.62	0.62	301	0.4	0.5	0.02	0.7
Indicated
0.30	0.80	5,414	0.43	0.35	257	51.3	60.9	3.07	95.5
0.40	0.85	4,891	0.46	0.36	268	49.6	56.6	2.89	91.7
0.60	1.00	3,391	0.56	0.41	301	41.9	44.7	2.25	74.8
1.00	1.30	1,422	0.77	0.51	342	24.1	23.3	1.07	40.7
Measured + Indicated
0.30	0.78	5,942	0.42	0.35	250	55.0	66.9	3.28	102.2
0.40	0.83	5,399	0.45	0.36	260	53.6	62.5	3.09	98.8
0.60	0.98	3,668	0.55	0.41	293	44.5	48.3	2.37	79.2
1.00	1.29	1,449	0.76	0.52	341	24.3	24.2	1.09	41.2

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section also uses the term “inferred mineral resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cut-off (% CuEQ)	CuEQ (%)	Mt	Cu (%)	Au (g/t)	Mo (ppm)	Cu (Blb)	Au (Moz)	Mo (Blb)	CuEq (Blb)
Inferred
0.30	0.53	4,835	0.24	0.26	215	25.6	40.4	2.29	56.5
0.40	0.66	2,845	0.32	0.30	259	20.1	27.4	1.62	41.4
0.60	0.89	1,322	0.48	0.37	289	14.0	15.7	0.84	25.9
1.00	1.20	353	0.69	0.45	379	5.4	5.1	0.29	9.3

– 21 –	Annual Information Form

The tabulated mineral resources are subject to the notes below:

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below:

CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79)
CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)
Note 2

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

2011 Preliminary Assessment

The positive results of an independent Preliminary Assessment of the Pebble Project, completed by Wardrop, were announced by Northern Dynasty in February 2011. The 2011 Preliminary Assessment updates and substantially revises the project economic analysis last done by Northern Dynasty in 2004.

The Preliminary Assessment is based on Wardrop’s comprehensive review of recent engineering and technical studies undertaken principally by the Pebble Partnership and by Northern Dynasty. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act (“NEPA”) may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment describes and assigns potential economic value to three mine development cases and a nominal processing rate of 200,000 tons per day. These are:

1.	An Investment Decision Case (“IDC Case”), which describes an initial 25-year open pit mine life upon which a decision to initiate mine permitting, construction and operations may be based;

2.	A Reference Case, which is based on 45 years of open pit mine production; and

3.	A Resource Case, which is based on 78 years of open pit mine production and seeks to assess the longer-term value of the project in current dollars.

For the purposes of its Preliminary Assessment, Wardrop has selected the 45-year Reference Case as its base case. All currency values are in US dollars. Production rates are stated in imperial tons.

Key Findings

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax Internal Rate of Return (IRR), a 6.2-year payback on initial capital investment of US$4.7 billion and a US$6.1 billion pre-tax Net Present Value (NPV) at a 7% discount rate and long-term metal prices of defined in the Preliminary Assessment as $2.50 per pound of copper, $1,050 per ounce of gold, $13.50 per pound of molybdenum and $15.00 per ounce of silver. At current prevailing metal prices, defined in the Preliminary Assessment as $4.00 per pound of copper, $1,350 per ounce of gold, $15.00 per pound of molybdenum and $28.00 per ounce of silver, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment and a US$15.7 billion pre-tax NPV at a 7% discount rate.

– 22 –	Annual Information Form
  For Northern Dynasty' s 50% share of the project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment and a US$3.6 billion pre-tax and US$2.4 billion post-tax NPV at a 7% discount rate and long-term metal prices. At current prevailing metal prices, the 45-year Reference Case yields a 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and a US$8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate for Northern Dynasty' s 50% interest.
  The 45-year Reference Case produces 31 B lb copper, 30 M oz gold, 1.4 B lb molybdenum, 140 M oz silver, 1.2 M kg rhenium and 907,000 oz palladium while mining only 32% of the mineral resource.
  For the 45-year Reference Case, cash costs per payable lb of copper after by-product credits total minusUS$0.11.

The Preliminary Assessment, in part, uses Inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

Development Scenario used for the Preliminary Assessment

As described in the Preliminary Assessment, the Pebble deposit supports an open pit mine utilizing conventional drill, blast and truck-haul methods, with an initial life of 25 years and potential for mine extensions to 78 years and beyond. Phases of mine development beyond 25 years would require separate permitting and development decisions to be made in the future, based on prevailing conditions at the time and the accumulated experience gained from developing and operating the initial phase of the Pebble Project. Near-surface mineral resources in the western portion of the deposit would be most efficiently developed through open pit methods, but the potential exists for underground mining (in particular block caving) to emerge as the preferred mining method for subsequent phases of development. Given its size, structure and polymetallic nature, the Pebble deposit presents a great deal of flexibility in near-term and long-term development options.

Of the three development cases, the 25-year IDC Case is the most comprehensively engineered. It seeks to mine near-surface resources for rapid payback, primarily in Measured and Indicated categories but also including a small proportion (16%) of Inferred material. This initial phase of mining processes about two billion tons of material or less than 20% of the total Pebble mineral resource. As such, it is not considered to be ideal for assessing the potential long-term economic value of the Pebble Project.

The level of engineering applied to the 45-year Reference Case is similar to that in the 25-year IDC Case, with the exception of detailed engineering associated with tailings storage after year 25. This extended phase of mining processes some 3.8 billion tons of material (or 32% of the total Pebble mineral resource), primarily in Measured and Indicated categories. Inferred resources comprise 28% of the total volume mined. Wardrop selected the 45-year Reference Case as the base case for its Preliminary Assessment due to the enhanced level of development of the Pebble mineral resource within a timeframe that makes a significant contribution to the project' s NPV. However, the 45-year Reference Case in itself is not an optimized mine plan.

– 23 –	Annual Information Form

The 78-year Resource Case is based on a continuation of mining methods, costs and assumptions that inform the 25-year IDC Case and the 45-year Reference Case. By developing some 55% of the Pebble mineral resource over eight decades, it is intended to demonstrate the longer-term value of the Pebble Project. The 78-year Resource Case processes some 6.5 billion tons of material, primarily in Measured and Indicated categories. Inferred resources comprise 33% of the total volume mined.

While the economic valuation of all three development cases is based on open pit mining only, a detailed description of underground block cave mine design, operations, costs and production at a mining rate of 150,000 tons per day is also provided in the Preliminary Assessment.

The Pebble process plant, as described in the Preliminary Assessment, employs conventional crush-grind-float technology and equipment, as well as secondary gold recovery, with a nominal throughput of 200,000 tons per day and the potential to process up to 275,000 tons per day in certain years. Annual throughput averages 219,000 tons per day for the 25-year IDC Case, and 229,000 tons per day for the 45-year Reference Case and 78-year Resource Case.

The grinding circuit comprises two 40 ft x 25 ft @ 29 megawatt semi-autogenous grinding (SAG) mills and four 26 ft x 40 ft @ 16.4 megawatt ball mills. The concentrator produces a copper-gold concentrate containing 26% copper and 18 grams gold per dry tonne, as well as a 52% molybdenum concentrate and gold doré. It is anticipated that the Pebble Partnership would construct a molybdenum autoclave plant offshore to treat the molybdenum concentrate, thereby realizing enhanced value through improved pricing for rhenium and additional copper recovery.

Mine schedules have been developed for the life of mine in each development case, setting out volumes of mineralized and non-mineralized material, densities, tons, dilution, grades of contained metals (copper, gold, molybdenum) and material hardness. A key aspect of these schedules is the annual plant throughput tonnage, which is defined by the grindability of the mineralized material. The rate of production in any given year is derived by that tonnage which utilizes all available energy for which the plant has been designed (909 GWh/a). The production limit of 275,000 tons per day is therefore determined by the SAG mill hydraulic limit. Accordingly, the annual processing rate fluctuates over the mine life as the hardness of the mill feed varies.

Other mine-site facilities and installations include tailings storage, rock storage, a 378 megawatt combined-cycle natural gas-fired turbine plant, as well as shop, office and camp buildings.

– 24 –	Annual Information Form

A map showing the proposed mine-site layout for the 25-year IDC Case is shown below:

Copper-gold concentrate produced at Pebble is transported via a slurry pipeline to a new deep-water port on Cook Inlet. There it is de-watered and bulk shipped to offshore smelters. Other products of the process plant are gold doré, which would be flown to market from an existing aviation facility at Iliamna, and molybdenum concentrate, which would be bagged and trucked to the port for shipment.

Process tailings are stored behind purpose-built embankments during mining, and thereafter in the pit. A mine life extension beyond 25 years would require a second tailings storage facility (TSF) to be developed; topographical and land status conditions in the project area present a number of nearby siting opportunities. Engineering has been undertaken to a preliminary level for TSF sites with sufficient capacity to receive mine tailings after 25 years.

The TSF option selected for the 25-year IDC Case is Site G, located approximately three miles west of the open pit. The TSF impoundment would be created by three embankments. The north embankment is constructed initially to a height of approximately 200 feet and raised each year, while the south and east embankments would be built later in the mine life as the impoundment fills. The ultimate height of the north embankment is approximately 685 feet, while ultimate heights for the south and east embankments are approximately 450 feet and 100 feet, respectively.

A site-wide water surplus is forecast at the Pebble Project over the life of the mine. All surplus water would be treated to meet prevailing regulatory standards for water quality and the protection of aquatic life, and released to optimize downstream flow conditions for fish and aquatic habitat.

– 25 –	Annual Information Form

Infrastructure

As described in the Preliminary Assessment, an 86-mile transportation corridor would be developed to link the Pebble mine site to a new deep-water port on Cook Inlet, 66 miles to the east, as shown on the local infrastructure map below. The transportation corridor includes a two-lane, all-weather permanent access road, whose primary purpose is to transport freight by conventional highway tractors and trailers. The transportation corridor also includes four buried, parallel pipelines, including:

  a copper-gold concentrate slurry pipeline from the mine site to the port;
  a return water pipeline from the port site to the mine;
  a natural gas pipeline from the port site to the mine to fuel a natural gas-fired generating plant at the mine site; and
  a diesel fuel pipeline from the port site to the mine.

Pebble transportation corridor and port site location

A new, permanent deep-water port developed at the entrance to Iniskin Bay on Cook Inlet would serve as a product load-out facility, and facilitate in-bound fuel, equipment and supply shipments. Facilities at the port include a barge dock, deep-sea ship dock, container storage and a handling area for containers. Infrastructure components at the port site include a power generation plant, accommodation and maintenance facilities, offices, fuel storage and transfer facilities. On an annual basis, the port will accommodate shipping of 1.1 million tons of concentrate in Handymax vessels of approximately 50,000 tons, as well as diesel fuel and container barges of equipment and supplies.

Project planning assumes that the nearby Cook Inlet gasfield does not currently have adequate natural gas supplies to meet project needs. Natural gas would be sourced from other regions of Alaska and transported by pipeline from the Kenai Peninsula across Cook Inlet via a sea-bottom line to the port site and along the transportation corridor to the mine site. An alternative is the importation of liquefied natural gas (LNG) directly to the port site. Diesel fuel would be transported via pipeline from the port fuel storage facility to the mine site. In addition to fuelling mobile mining equipment and other rolling stock, emergency electrical generators also operate on diesel fuel.

– 26 –	Annual Information Form

Project Workforce

Construction of the Pebble Project is projected to take four years, with a peak labour force of 2,080. The operations workforce is projected to average 1,120 over the initial 25-year life of the mine, with longer-term labour requirements to be determined by the mine development alternatives selected. Both construction and operations workforces would be accommodated in project camps at the mine site and the port site, and work on a rotational basis. The Pebble Partnership has stated its intention to maximize local and Alaskan hire at the Pebble Project, and is developing a workforce development plan to accomplish this goal.

Production Profiles

The 45-year Reference Case processes 3.8 billion tons of mineralized material, with a strip ratio of 2.1:1 and average grades of 0.46% copper, 0.011 oz gold per ton and 214 ppm molybdenum. Metallurgical recoveries average 87.9% for copper, 71.3% for gold and 87.9% for molybdenum. Over the life of mine, the 45-year Reference Case produces 30.5 billion lb of copper, 30.3 million oz of gold and 1.4 billion lb of molybdenum, as well as 140 million oz of silver, 1.2 million kg of rhenium and 907,000 oz of palladium.

Production results for all three development cases are presented in the table below:

Item	Unit	IDC Case	Reference Case	Resource Case
Mine Life	years	25	45	78
Mining Method		Open Pit	Open Pit	Open Pit
Strip Ratio	waste : ore	1.5	2.1	2.6
Processing Rate	M ton / yr	80	84	84
Total Processed	M ton	1,990	3,767	6,528
% of M+I+I Resource	%	17	32	55
Copper Eq. Grade	%	0.72	0.83	0.84
Copper Grade	%	0.38	0.46	0.46
Gold Grade	oz / ton	0.012	0.011	0.011
Molybdenum Grade	ppm	182	214	243
Copper Recovery	%	86.6	87.9	88.4
Gold Recovery	%	71.5	71.3	71.2
Molybdenum Recovery	%	84.8	87.9	89.4
Copper Eq. Recovered	M lb	24,483	54,129	96,357
Copper Recovered	M lb	12,944	30,494	53,437
Gold Recovered	000 oz	16,391	30,307	50,133
Molybdenum Recovered	M lb	616	1,420	2,835
Peak Annual Copper Recovered	M lb	822	1,157	1,096
Peak Annual Gold Recovered	000 oz	1,038	1,127	1,088
Peak Annual Molybdenum Recovered	M lb	43	56	62
Avg Annual Copper Recovered	M lb	518	678	685
Avg Annual Gold Recovered	000 oz	656	673	643
Avg Annual Molybdenum Recovered	M lb	25	32	36
26% Cu-Au Concentrate Produced	000’s dmt	22,582	53,200	93,225
52% Mo Concentrate Produced	000’s dmt	537	1,239	2,473

– 27 –	Annual Information Form

Capital and Operating Costs

Initial and Sustaining Capital

All three development cases presented in the Preliminary Assessment have the same initial capital requirement of $4.7 billion. This includes:

  direct field costs for executing the project;
  indirect costs associated with the design, construction and commissioning of new facilities;
  owner’s support costs for corporate, environmental, permitting and staffing; and
  capital costs to completion of construction and commissioning at the end of Year -1.

The capital cost estimate has been developed over a series of project stages and is largely based on first principles estimates. Quantities have been derived for project components for which productivity and labour rates have been estimated for specific trades. As a result, the capital cost estimate approaches a pre-feasibility level of accuracy.

It has been anticipated in the financial valuation that the Pebble Partnership will enter into strategic partnerships as needed to develop, finance and operate a number of infrastructure assets – including the transportation corridor (port and road) and the power plant. Each financial case also assumes that the Pebble Partnership will construct a molybdenum autoclave plant offshore to treat the molybdenum concentrate, and thereby realize enhanced value through improved pricing for rhenium and additional copper recovery. Other costs include owner’s costs and an overall capital cost contingency of 17.7% .

The initial capital cost for all three development cases is shown in the table below:

Area	Cost ($M)
Mining	430.8
Processing	1,389.3
Other Infrastructure	422.0
Tailings	294.0
Pipelines	97.5
Access Road *	162.0
Port Infrastructure *	154.5
Power Generation *	534.1
Indirect Costs	1,406.8
Contingency	865.7
Molybdenum Autoclave	374.2
Less: Escalation/ De-Escalation	(121.1)
Less: Outsourced Infrastructure *	(1,315.0)
Total	4,694.8

*Outsourced infrastructure, including associated indirects and contingencies

– 28 –	Annual Information Form

Sustaining capital requirements (in $M) for all three development cases are shown in the table below:

Area	IDC Case	Reference Case	Resource Case
Open Pit	2,047	3,286	7,225
Processing	146	230	517
Infrastructure	12	165	165
Waste Management	846	2,211	3,364
Other	70	104	180
Molybdenum Autoclave	83	144	276
Total	3,204	6,140	11,727

Operating Costs

Life of mine unit operating costs for the 45-year Reference Case is estimated to be $11.55 per ton milled. This includes all costs associated with open pit mining of mineralized and non-mineralized material, processing of mill feed to a final concentrate and all services required to support the operation. This estimate has been prepared as an annual cost for each year of the project from plant start-up to mine closure. Operating costs are based on estimated process plant throughput rates, which range depending on the grindability of the material fed to the process plant.

Life of mine unit operating costs for all three development cases are presented in the table below:

Description	Unit	IDC Case	Reference Case	Resource Case
Total Operating Costs	$M	22,208	43,489	96,063
Open Pit	$ / ton	3.83	4.30	7.19
Process	$ / ton	4.50	4.60	4.93
Transportation	$ / ton	0.97	0.91	0.91
Environmental	$ / ton	0.30	0.29	0.31
G&A	$ / ton	1.56	1.45	1.38
Total Operating Costs per ton milled	$ / ton	11.16	11.55	14.72

Costs of ocean freight for the transportation of final concentrate to off-shore smelters, as well as all smelter and other offsite charges, are summarized in the table below:

Description	Unit	IDC Case	Reference Case	Resource Case
Offsite Charges
Total Offsite Charges	$ M	4,752	11,089	19,938
Offsite Charges per ton milled	$ / ton	2.39	2.94	3.05
Cash Cost Analysis
Offsite Charges	$/lb	0.38	0.38	0.39
Operating Costs	$/lb	1.79	1.48	1.87
Copper Cash Cost	$/lb	2.17	1.86	2.26
By-Product Credits	$/lb	-2.27	-1.97	-2.05
C1 Copper Cost	$/lb	-0.10	-0.11	0.21

– 29–	Annual Information Form

Financial Valuation

Pebble Project

Economic valuations for all three development cases presented in the Preliminary Assessment are expressed in US dollars in real terms. The valuation date for NPV, IRR and other financial results is at the commencement of project construction.

Long-term and current prevailing metal prices applied to the financial model for each of the development cases are outlined in the table below:

Metal Type	Unit	Long Term Metal Prices	Current Prevailing Metal Prices
Copper	$/lb	2.50	4.00
Gold	$/oz	1,050	1,350
Molybdenum	$/lb	13.50	15.00
Silver	$/oz	15.00	28.00
Rhenium	$/kg	3,000	3,000
Palladium	$/oz	490	490

Net Smelter Return (NSR) statistics at long-term metal prices for all three development cases are provided in the table below:

Description	Unit	IDC Case 25 years	Reference Case 45 years	Resource Case 78 years
NSR LOM	$ M	54,637	120,197	213,970
NSR Annual Average	$ M	2,185	2,671	2,743
Copper	%	52	55	55
Gold	%	29	24	22
Molybdenum	%	15	16	18
Other	%	4	5	5
NSR per ton milled	$ / ton	27.45	31.91	32.78

Annual cash flows are calculated and subsequently discounted at a rate of 7%. Market convention generally uses a discount rate of 8% for copper and other base metal projects and 5% for gold and other precious metal projects. Given the large contribution of gold to total revenues at the Pebble Project, a 7% blended discount rate has been selected. Financial results for all three development cases are summarized below:

– 30 –	Annual Information Form

Item	Unit	IDC Case	Reference Case	Resource Case
Mine Life	years	25	45	78
Initial Capital	$ M	4,695	4,695	4,695
LOM Sustaining Capital	$ M	3,204	6,140	11,727
LOM NSR	$ M	54,637	120,197	213,970
NSR Per Ton	$ / ton	27.45	31.91	32.78
LOM Operating Cost	$ M	22,208	43,489	96,063
Operating Cost Per Ton	$ / ton	11.16	11.55	14.72
C1 Copper Cost	$ / lb	-0.10	-0.11	0.21
LOM Pre-Tax Net Cash Flow	$ M	20,123	55,278	87,329
Long-term Metal Prices
Pre-Tax NPV at 7%	$ M	3,837	6,129	6,812
Pre-Tax IRR	%	13.4%	14.2%	14.5%
Pre-Tax Payback	years	6.5	6.2	6.1
Current Prevailing Metal Prices
Pre-Tax NPV at 7%	$ M	11,410	15,709	16,864
Pre-Tax IRR	%	22.6%	23.2%	23.3%
Pre-Tax Payback	years	3.2	3.2	3.2

Pre-tax results are before income taxes but after net profits interest (NPI) royalty and local production taxes.

Northern Dynasty’s 50% Interest

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.425 to $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. If a feasibility study for the project is completed after 2011, Anglo American’s overall funding requirement increases from $1.425 billion to $1.5 billion. A significant proportion of Anglo American’s financial contribution is expected to be applied to initial capital costs to construct the mine, thereby reducing Northern Dynasty’s capital requirements.

In order to calculate an NPV and IRR estimate for Northern Dynasty’s 50% interest in the Pebble Project under this scenario, it is necessary to adjust Northern Dynasty’s share of initial capital costs. For the purpose of this calculation, it is assumed that $1 billion of Anglo American’s funding requirement will be applied to the Pebble Project’s capital cost for construction. To the end of 2010, Anglo American has invested some $325 million to advance the Pebble Project.

Inasmuch as Northern Dynasty is in a position to calculate taxes payable for its portion of profits associated with development of the Pebble Project, financial results for Northern Dynasty’s 50% interest in the project have been presented on a pre-tax and post-tax basis, and at long-term and current prevailing metal prices, in the table below:

– 31 –	Annual Information Form

Item	Unit	IDC Case	Reference Case	Resource Case
Long-term Metal Prices
Pre-Tax NPV at 7%	$ M	2,403	3,550	3,891
Pre-Tax IRR	%	17.3	18.0	18.4
Pre-Tax Payback	years	4.9	4.7	4.6
Current Prevailing Metal Prices
Pre-Tax NPV at 7%	$ M	6,190	8,339	8,917
Pre-Tax IRR	%	29.5	30.2	30.4
Pre-Tax Payback	years	2.7	2.6	2.6
Long-term Metal Prices
Post-Tax NPV at 7%	$ M	1,559	2,358	2,650
Post-Tax IRR	%	14.6	15.4	15.8
Post-Tax Payback	years	5.6	5.3	5.3
Current Prevailing Metal Prices
Post-Tax NPV at 7%	$ M	4,141	5,561	6,002
Post-Tax IRR	%	24.5	25.1	25.4
Post-Tax Payback	years	3.1	3.1	3.0

Pre-tax results are before income taxes but after NPI royalty and local production taxes.

The impact of various discount rates on Northern Dynasty’s post-tax NPV, and the sensitivity of this post-tax NPV at a 7% discount rate to a range of copper and gold prices (both individually and combined with other metal prices held constant) is presented in the table below. Life of Mine cash flow is $7,535 million for the 25-year IDC Case, $19,818 million for the 45-year Reference Case and $31,583 million for the

78-year Resource Case.

Item	Unit	IDC Case	Reference Case	Resource Case
Discount Rate
NPV at 5%	$M	2,491	4,164	4,877
NPV at 7%	$M	1,559	2,358	2,650
NPV at 8%	$M	1,213	1,774	1,975
NPV at 10%	$M	689	976	1,087
Copper Price (Gold $1050/oz, Mo $13.50/lb)
2.50	$M	1,559	2,358	2,650
2.75	$M	1,893	2,776	3,089
3.00	$M	2,226	3,192	3,525
3.25	$M	2,557	3,605	3,955
3.50	$M	2,874	4,006	4,375
3.75	$M	3,188	4,404	4,792
4.00	$M	3,499	4,796	5,201
4.25	$M	3,802	5,181	5,605
Gold Price (Copper $2.50/lb, Mo $13.50/lb)
1050	$M	1,559	2,358	2,650
1100	$M	1,646	2,459	2,755
1150	$M	1,733	2,560	2,860
1200	$M	1,820	2,660	2,964
1250	$M	1,906	2,760	3,068

– 32 –	Annual Information Form

Item	Unit	IDC Case	Reference Case	Resource Case
1300	$M	1,993	2,861	3,172
1350	$M	2,079	2,961	3,276
1400	$M	2,166	3,061	3,380
Combined Copper and Gold Price (Mo $13.50/lb)
2.50 / 1050	$M	1,559	2,358	2,650
2.75 / 1100	$M	1,980	2,876	3,193
3.00 / 1150	$M	2,399	3,391	3,732
3.25 / 1200	$M	2,804	3,895	4,255
3.50 / 1250	$M	3,200	4,389	4,771
3.75 / 1300	$M	3,590	4,873	5,276
4.00 / 1350	$M	3,971	5,350	5,776
4.25 / 1400	$M	4,351	5,827	6,276

All information relating to the Preliminary Assessment, including but not limited to statements of the Pebble Project's potential and information under the headings “Key Findings,” "Development Scenario used for the Preliminary Assessment,” “Production Profiles,” “Financial Valuation” and “Capital and Operating Costs” are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements."

The Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. Although based on a comprehensive technical review of recent engineering and technical studies undertaken by the Pebble Partnership and Northern Dynasty, the studies of capital and operating costs are incomplete and have not been optimized, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble project.

The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble project. A portion of the mineralized material at the Pebble Project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based on the measured, indicated and inferred resources estimated by Hunter Dickinson Inc. and audited by Wardrop. Additional process tests and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve, or the amount that may be converted to a reserve and grade hereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

– 33 –	Annual Information Form

Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Company is also subject to the specific risks inherent in the mining business, as well as general economic and business conditions.

Ongoing Work by the Pebble Partnership

Comprehensive environmental, social and engineering studies at Pebble began in 2004. Since mid-2007, these programs have been carried out by the Pebble Partnership.

Engineering

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The 2004 site program involved collection of engineering, environmental and socioeconomic data for mine planning studies in addition to resource drilling (described under exploration above). A program of drilling to collect geotechnical, metallurgical and hydrological data to use for mine planning at Pebble West was initiated along with scoping level engineering studies.

Following the discovery of Pebble East in 2005, initial data collection for engineering and environmental studies was expanded to cover that area in 2006, with drilling of geotechnical and metallurgical holes, and percussion holes for groundwater studies. In 2007, support for the preparation of an integrated development plan for Pebble West and Pebble East was initiated and included geotechnical evaluations of potential tailings storage sites; analysis of power supply options; collection of geotechnical and hydrogeological data to support design of a potential underground mine as well as initial evaluation of bulk underground mining options.

– 34 –	Annual Information Form

Since mid-2007, these programs have been geared toward support for a prefeasibility study, and once completed, initiation of permitting. The engineering programs have assessed a range of options to optimize the project scale, including trade-off studies of major project components; metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elements to identify the optimum alternatives and designs for these project components. A variety of assessments are ongoing, including analysis of the major infrastructure elements (access road, port and power), and alternative infrastructure options in order to identify the optimal infrastructure plans and to determine any opportunities for cost savings and improvements to the time table for development.

Sustainability

The Pebble Project would be a large industrial facility located within a vast region of Alaska notable for its undeveloped wilderness, isolated and sparsely populated communities, Alaska Native culture and traditional ways of life, significant salmon fisheries, and other fish and wildlife populations.

Stakeholder Relations and Outreach

Since 2004, Northern Dynasty and subsequently the Pebble Partnership have undertaken a comprehensive stakeholder outreach program to document the priorities and concerns of local communities and area residents, and facilitate their participation in the process by which the Pebble Project will be designed, permitted, built and operated.

Since that time, more than 4,000 formal and informal meetings have been undertaken with stakeholder groups and individuals. All meetings have been recorded and stakeholder input documented. In certain cases, translation services have been utilized to ensure Native elders can participate in stakeholder consultation exercises. The Pebble Partnership stakeholder and community relations program contains a number of other elements, including:

  Public education: for example, some 350 tours to site and operating and reclaimed mine sites involving 2,000 stakeholders have taken place;

  Community investment: a variety of community service and infrastructure investments have taken place. In 2008, the Pebble Fund was established, a US$5 million endowment to enhance health and sustainability of local communities. To the end of 2010, the fund has supported 65 projects, investing $2.4 million and leveraging $12 million in matching funds.

  Training and workforce development: the Pebble Partnership has made an explicit commitment to local employment both at the exploration stage and during mine operations, and pursuing this goal by ensuring that local residents receive priority consideration for employment, based on qualifications and merit, and advancing training and workforce development initiatives. A long term workforce development strategy is being developed.

  Business development: programs to enhance the capacity of local businesses to provide goods and services to the Pebble Project and to position themselves to benefit from mine operations in the future, have been advanced since 2005. The Pebble Partnership has developed commercial relationships with five Alaska Native Village Corporations. These partnerships have generated local employment, training and revenue for participating corporations and allowed them to develop human and financial resources to capture additional business opportunities in the future. A comprehensive business development strategy is being developed to ensure local businesses, including Alaska Native Corporations, are aware of long-term business opportunities and can position their organizations to benefit from mine operations.

– 35 –	Annual Information Form

Environmental Studies and Planning

Extensive baseline studies have been undertaken to characterize the physical, chemical, biological and social environment of the project area. These studies have resulted in a superior database, which – in characterizing the climate, surface and groundwater hydrology, wetlands, terrestrial wildlife habitat, fish and aquatic habitat, and marine habitat – has guided all aspects of project planning. The findings of these exhaustive studies will be compiled in an Environmental Baseline Document planned to be publicly released in early 2011.

The Pebble Partnership continues to advance engineering and project design initiatives for the Pebble Project. This effort will be informed by input received from project stakeholders through public consultation forums undertaken in Alaska prior to the completion of a Prefeasibility Study and the submission of permit applications. At this time, it is expected that the Pebble Partnership will complete a Prefeasibility Study for the Pebble Project in early 2012, prior to initiating permitting under NEPA.

Permitting will be initiated when the Pebble Partnership submits its Project Description and Environmental Baseline Document. These documents will provide the basis for an Environmental Impact Statement (EIS) to be prepared. The EIS will be prepared by a third-party contractor under the direction of a lead federal agency. The Pebble EIS will be the focal point for project permitting. It will determine whether sufficient evaluation of the project' s environmental effects and development alternatives has been undertaken, and provide the basis for federal, state and local government agencies to make individual permitting decisions.

Program for 2011

The 2011 program for the Pebble Project involves site activities, engineering, environmental work, public affairs efforts and administrative activities with a total expenditure of US$91 million.

Site work in 2011 will be focused on drilling for engineering studies, and support for environmental field work. The drilling programs are designed to collect information around planned infrastructure, to complete condemnation studies and metallurgical testwork, and to further test groundwater conditions and overburden characteristics in the pit area. Further assessment of the resource model is planned between the East and West zones.

Engineering studies are focused on advancing the prefeasibility study toward completion in mid-2012. Resource studies include final definition of geo-metallurgical domains and finalizing and integrating the results of variability studies into the resource model. Planned mining studies include oversight and integration of data from site engineering programs, trade-off studies related to the results from metallurgical and other programs, an assessment of labor productivity and a variety of programs related to design and operations in the open pit. Plant design work will include flotation circuit studies and process flow simulations, as well as energy trade-off and efficiency assessments. Infrastructure studies will integrate new data from site investigations. Off-site infrastructure will also be a focus of work in 2011, and include power (transmission and plant) studies and geotechnical assessments of the road and port areas.

Environmental work will include planning related to the prefeasibility level design, as well as ongoing site monitoring, and providing support for consultation with communities and agencies.

Public affairs will focus on meeting with stakeholders regarding the planned project update. Additional tours to the site and to operating mines in western North America are planned as these tours provide useful background for stakeholder discussions. A variety of business development, community investments and capacity building projects are planned.

– 36 –	Annual Information Form

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment. The risks associated with Northern Dynasty' s business include:

The Pebble Partnership' s mineral property interests do not contain any ore reserves or any known body of economic mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute " ore" . Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures incurred on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

Mineral Resources disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are estimates only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resources estimates are classified as " measured resources" , " indicated resources" and " inferred resources" . Northern Dynasty advises investors that while these terms are mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as " measured resources" or " indicated resources" will ever be converted into ore reserves. Further, " inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

Northern Dynasty has no history of earnings and no foreseeable earnings, and may never achieve profitability or pay dividends.

Northern Dynasty has a long history of losses and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Pebble Project is successfully developed, Northern Dynasty anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Northern Dynasty does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Northern Dynasty' s board of directors, which will take into account many factors including Northern Dynasty' s operating results, financial conditions and anticipated cash needs. For these reasons, Northern Dynasty may never achieve profitability or pay dividends.

– 37 –	Annual Information Form

Northern Dynasty' s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis.

Northern Dynasty' s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2010, Northern Dynasty had working capital of approximately $43 million, which is sufficient to fund its operations in fiscal 2011. Northern Dynasty' s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the mineral property interests, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty' s principal mineral property interest, the failure to establish that the Pebble Project possesses commercially viable and legally mineable deposits of ore will cause a significant decline in the trading price of Northern Dynasty' s common shares and reduce its ability to obtain new financing.

The Pebble Project is, through the Pebble Partnership, Northern Dynasty' s principal mineral property interest. Northern Dynasty' s principal business objective is to carry out further exploration activities to establish whether the Pebble Project possess commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would result in a significant decline in the trading price of Northern Dynasty' s common shares. Although Anglo American was only committed to fund the Pebble Partnership for US$125 million (completed as of 2008) to be expended towards a prefeasibility study, Anglo American is required to continue funding additional expenditures approved by the board of the general partner to maintain its interest in the Pebble Partnership. Anglo American has funded a further US$195 million for a total of US$320 million to date; however, there is no certainty that Anglo will continue funding the Pebble Partnership if Anglo is not satisfied with the outlook for the Pebble Project, economically or politically. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

The Pebble Project, like many major mining projects, has opponents. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the development of the Pebble Project even if it is found to be economically viable and technically legally permittable.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund its portion of expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund its part of the exploration activities and, if warranted, development of the Pebble Project, will be significantly affected by changes in the market price of the metals it mines or for which it explores. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty' s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities

– 38 –	Annual Information Form

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

– 39 –	Annual Information Form

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its activities, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDSI to bring to the Company all corporate opportunities that come to HDSI's attention.

ITEM 6.     DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.     DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 94,177,066 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2010. As of March 28, 2011, there were 94,744,129 common shares issued and outstanding as fully paid and non-assessable. The audited consolidated financial statements provide share issuances effected by Northern Dynasty and the total issue price for shares since January 1, 2010.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

– 40 –	Annual Information Form

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

ITEM 8.     MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the Toronto Stock Exchange (“TSX”) and NYSE Amex for the periods listed.

	Toronto Stock Exchange			NYSE Amex
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
	(Cdn$)	(Cdn$)	Volume	(US$)	(US$)	Volume
Monthly
December 2010	14.45	9.37	294,300	14.45	9.19	707,700
November 2010	10.05	8.63	75,000	10.06	8.42	265,900
October 2010	9.37	8.44	92,500	9.35	8.29	256,100
September 2010	9.00	7.17	61,900	8.80	6.77	249,500
August 2010	7.49	6.80	70,200	7.40	6.40	119,100
July 2010	7.39	6.50	56,700	7.16	6.00	142,700
June 2010	7.87	6.85	88,000	7.68	6.44	228,900
May 2010	9.69	6.85	156,800	9.57	6.29	475,300
April 2010	10.38	9.45	104,00	10.38	9.30	258,500
March 2010	10.28	8.82	121,700	10.00	8.60	2844,00
February 2010	10.00	8.27	165,900	9.58	7.70	298,800
January 2010	9.90	8.07	128,700	9.60	7.53	402,300

Northern Dynasty share trading information is also available through free internet search services (for example, refer to www.yahoo.com, enter NDM.TO (for TSX) or NAK (for NYSE Amex)).

ITEM 9.     ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

– 41 –	Annual Information Form

ITEM 10.   DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. The number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 29, 2011.

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled (11)
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,084,133 Common Shares 385,000 Options (1)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	3,420,083 Common Shares(10) 660,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 405,000 Options (1)(3)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	Nil Common Shares 332,000 Options (9)
Russell E. Hallbauer Director West Vancouver, British Columbia	Since April 2008	106,600 Common Shares 322,500 Options (3)(4)
Wayne Kirk Director Orcas Island, Washington	Since July 2004	20,000 Common Shares 550,000 Options (5)
Stephen Scott Director West Vancouver, British Columbia	Since November 2007	Nil
Marchand Snyman Chief Financial Officer and Director North Vancouver, British Columbia	Since August 2008	40,000 Common Shares 461,000 Options(6)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares 631,500 Options (7)
Trevor Thomas Secretary Vancouver, British Columbia	Since February 2008	Nil Common Shares 112,260 Options (8)

– 42 –	Annual Information Form

Notes:

1.

Messrs. Cousens and Elliott each hold options to purchase 220,000 Common Shares at $5.00 per share expiring on February 2, 2014, 75,000 Common Shares at $7.59 expiring on May 27, 2015 and 90,000 Common Shares at $15.44 expiring on March 15, 2016.

2.

Mr. Dickinson holds options to purchase 309,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014, 150,000 Common Shares at $7.59 expiring on May 27, 2015 and 201,000 Common Shares at $15.44 expiring on March 15, 2016.

3.	Messrs. Elliott and Hallbauer each hold options to purchase 20,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013.

4.

Mr. Hallbauer holds options to purchase 137,500 Common Shares at $5.00 per share expiring on February 2, 2014, 75,000 Common Shares at $7.59 expiring on May 27, 2015 and 90,000 Common shares at $15.44 expiring on March 15, 2016.

5.

Mr. Kirk holds options to purchase 40,000 Common Shares at an exercise price of $5.35 per share expiring on August 22, 2013, 10,000 Common Shares at an exercise price of $3.00 per share expiring October 27, 2013, 260,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014, 150,000 Common Shares at $7.59 expiring on May 27, 2015 and 90,000 Common Shares at $15.44 expiring on March 15, 2016.

6.

Mr. Snyman holds options to purchase 50,000 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2013, 135,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014, 126,000 Common Shares at $7.59 expiring on May 27, 2015 and 150,000 Common Shares at $15.44 expiring on March 15, 2016.

7.

Mr. Thiessen holds options to purchase 331,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014, 150,000 Common Shares at $7.59 expiring on May 27, 2015 and 150,000 Common Shares at $15.44 expiring on March 15, 2016.

8.

Mr. Thomas holds options to purchase 1,760 Common Shares at an exercise price of $3.00 per share expiring on October 27, 2011, 23,500 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2012, 42,000 Common Shares at $7.59 expiring on May 27, 2013 and 45,000 Common Shares expiring on March 15, 2016.

9.

Mr. Fretwell holds options to purchase 7,000 Common shares at an exercise price of $3.00 per share expiring on October 27, 2013, 160,000 Common Shares at an exercise price of $5.00 per share expiring on February 2, 2014, 75,000 Common Shares at $7.59 expiring on May 27, 2015 and 90,000 Common Shares at $15.44 expiring on March 15, 2016.

10.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

11.	Information was derived from insider reporting filings available at www.sedi.ca.

At the annual general meeting of the Company held on June 10, 2010, directors listed above were reelected to a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is currently scheduled for June 2011. Several of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of the Company’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to administrative and geological service agreements with Hunter Dickinson Services Inc. (“HDSI”), a wholly owned subsidiary of Hunter Dickinson Inc. (“HDI”), a private company. HDSI was until recently owned equally by several public companies, one of which was Northern Dynasty. HDI through HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 23, 2011, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 6,779,654 common shares of the Company (7.2%), or 10,638,914 common shares on a fully diluted basis (10.3%) .

– 43 –	Annual Information Form

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit Committee	David Elliott Gordon Fretwell Wayne Kirk
Compensation Committee	David Elliott Gordon Fretwell Wayne Kirk
Nominating and Governance Committee	David Elliott Gordon Fretwell Wayne Kirk
Pebble Limited Partnership Oversight Committee	Wayne Kirk

The mandate of each of these committees is more particularly described in Northern Dynasty’s corporate governance Policies and Procedures manual available on the Company’s website at www.northerndynastyminerals.com.

Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Director and Chairman	November 2009	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

– 44 –	Annual Information Form

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	Present
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Rathdowney Resources Ltd.	Director and Chairman	March 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

– 45 –	Annual Information Form

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm., ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	June 2009
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon Fretwell holds a B.Comm. degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Bell Copper Corporation	Director	June 2001	Present
	Secretary	December 2008	Present
Benton Resources Corp.	Director	March 2005	Present

– 46 –	Annual Information Form

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Curis Resources Ltd.	Director	January 2011	Present
Fronterra Copper Corporation	Director	February 2009	June 2009
Grandcru Resources Corp.	Director	December 2002	May 2008
ICN Resources Ltd. (formerly Icon Industries Limited)	VP of Legal Services	December 2000	March 2009
	Director	July 2004	March 2009
	Secretary	March 2009	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Lignol Energy Corporation	Director	January 2007	Present
Meritus Minerals Ltd.	Director	June 2007	Present
Pine Valley Mining Corp.	Director	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	January 2003	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	CFO	November 2005	January 2006
Rockwell Diamonds Inc.	Secretary	March 1998	November 2007
	Director	March 1998	September 2006

RUSSELL E. HALLBAUER, P.Eng. – Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Inc.

– 47 –	Annual Information Form

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Curis Resources Ltd.	Director	November	Present
	Chairman	December 2010	Present
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired attorney and consultant. With over 35 years of professional experience, Mr. Kirk also has over 9 years of senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

– 48 –	Annual Information Form

STEPHEN V. SCOTT, CPA – Director

Mr. Scott has over 20 years of experience in the mining industry, encompassing both international and domestic assignments. He is currently General Manager Commercial, Rio Tinto Exploration, Project Generation Group, a position that he has held since 2005. Between 2000 and 2005, he held other senior managerial positions within the Rio Tinto plc group. Rio Tinto plc owns, or controls indirectly through affiliates, approximately 19.15% of Northern Dynasty's outstanding shares. Mr. Scott is not an officer and/or director of any other public companies.

MARCHAND SNYMAN, CA (SA), CA (Aus) – Director, Chief Financial Officer

With over 14 years of progressive experience in the mining sector, Mr. Snyman was a director of Muratie Investments Pty Limited between 2003 and 2006, an Australian mining consultant providing advisory services to businesses in Australia, China, South Africa and the USA. Mr. Snyman was General Manager Corporate Finance and Development for Anglo Platinum Limited, the world's premier platinum producer from 1999 – 2002, responsible for managing diverse projects including joint venture negotiations, corporate tax structures and offshore corporate operations, having joined Anglo Platinum in 1996 as Corporate Finance Manager. Prior to that, he was a senior financial advisor for a multi-modal transportation company in South Africa. He is a director and Chief Operating Officer of Hunter Dickinson Inc.

Mr. Snyman is a member of the Institute of Chartered Accountants in Australia and of the South African Institute of Chartered Accountants.

Mr. Snyman is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	August 2008	Present
	Chief Financial Officer	August 2008	Present
Continental Minerals Corporation	Chief Financial Officer	January 2008	Present
Heatherdale Resources Ltd.	Chief Financial Officer	November 2009	Present

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies (including Northern Dynasty) and focuses on directing corporate development and financing activities. He is also a director and Chief Executive Officer of Hunter Dickinson Inc., the parent company to HDSI.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

– 49 –	Annual Information Form

Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007

– 50 –	Annual Information Form

Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.	Director	July 1992	December 2006

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	March 2011
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present
Taseko Mines Limited	Secretary	July 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

– 51 –	Annual Information Form

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.   PROMOTERS

Not applicable.

ITEM 12.   LEGAL PROCEEDINGS

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and estimated net present value of the property by billions of dollars from the last such assessment done in 2004. Anglo American, the other 50% partner in the Pebble Partnership, has alleged that that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

ITEM 13.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Hunter Dickinson Services Inc. (“HDSI”) is a wholly owned subsidiary of Hunter Dickinson Inc. (“HDI”), a private company. HDSI was, until recently, owned equally by several public companies, one of which was Northern Dynasty. During the year, Northern Dynasty sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries pursuant to annually set rates. During the year ended December 31, 2010, the Company paid HDSI approximately $2.7 million (2009 – $1.6 million) for services rendered by HDSI and reimbursed HDSI approximately $0.7 million (2009 – $0.6 million) for third party costs incurred on the Company’s behalf. Certain members of the company’s senior management are employed by HDSI rather than by Northern Dynasty directly.

– 52 –	Annual Information Form

To the knowledge of management, the following parties own more than 10% of the Company’s outstanding voting securities as of the date of this AIF:

Rio Tinto

In 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.79% at the time. Currently, the holding represents approximately 19.15% .

ITEM 14.   TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.   MATERIAL CONTRACTS

The Company has the following material contracts that are in effect during the fiscal year ended December 31, 2010:

1)

Pebble Limited Partnership Agreement between Pebble Mines Corp., Anglo American US (Pebble) LLC, and Northern Dynasty Partnership, dated for reference July 31, 2007, originally filed on the Company’s profile on SEDAR on March 26, 2008, and re-filed on March 31, 2010. The particulars of this material contract are described under Item 5. Description of Business – “Limited Partnership with Anglo American”.

2)

Stockholders’ Agreement by and among Anglo American US (Pebble) LLC, Northern Dynasty Partnership, and Pebble Mines Corp, dated for reference July 31, 2007, originally filed on the Company’s profile on SEDAR on March 26, 2008, and re-filed on March 31, 2010. The particulars of this material contract are described under Item 5. Description of Business – “Limited Partnership with Anglo American”.

3)

Corporate Services Agreement between Hunter Dickinson Services Inc. and Northern Dynasty Minerals, dated for reference July 2, 2010, filed on SEDAR on March 29, 2011. The particulars of this material contract are described under Item 13. Interest of Management and Others in Material Transactions.

ITEM 16.   INTERESTS OF EXPERTS

Mark Rebagliati, P.Eng., James Lang, P.Geo., Eric Titley, P.Geo., David Gaunt, P.Geo., Lawrence Melis, P.Eng., Derek Barratt, P.Eng., Stephen Hodgson, P.Eng., Hassan Ghaffari, P.Eng., Robert Morrison, P.Geo., Andre de Ruijter, P.Eng., Tysen Hantelmann, P.Eng., Aleksandar Zivkovic, P.Eng., Scott Cowie, MAusIMM, and Doug Ramsey, P.R. Bio., are each persons

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

– 53 –	Annual Information Form

Each of Messrs. Rebagliati, Lang, Titley, Gaunt, and Hodgson hold interests in the common shares of the Company, directly or indirectly, or through stock options, representing less than 1% of the Company's outstanding share capital.

None of Messrs. Melis, Barratt, Ghaffari, Morrison, de Ruijter, Hantelmann, Zivkovic, Cowie, and Ramsey hold common shares of the Company.

Deloitte & Touche LLP are the independent registered chartered accountants of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and have complied with the SEC’s rules on auditor independence.

ITEM 17.   ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management's discussion and analysis, proxy circulars and interim financial statements of the Company, available on SEDAR at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;
(ii)

the Annual Report of the Company and any interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.   DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

– 54 –	Annual Information Form

Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decisions-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Annual Information Form.

– 55 –	Annual Information Form

ITEM 20.   AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of Canadian National Instrument 58-101 the rules of the NYSE Amex. Mr. Elliott is an accredited Chartered Accountant in Canada.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005. The Code of Ethics was updated in 2007 and again in 2009 and is publicly available on the Company’s website at www.northerndynastyminerals.com.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
Services:	December 31, 2010	December 31, 2009
Audit Fees(1)	$122,000	$226,000
Audit-Related Fees(2)	–	–
Tax Fees	–	–
All Other Fees	–	–
	$122,000	$226,000

Note:

(1)

"Audit fees" are the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)

"Audit–Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

– 56 –	Annual Information Form

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the non-audit services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.   OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 22.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.